                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (AMENDMENT NO. 1)

                               Owosso Corporation
                         ----------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   691217 10 3
                        ------------------------------
                                 (CUSIP Number)

        Mr. George B. Lemmon, Jr., President and Chief Executive Officer
                                22543 Fisher Road
                               Watertown, NY 13601
                                  315-782-5910
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 1, 2002
                            ----------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                           -----------------------------
CUSIP No.  691217 10 3                             Page   2    of   20   Pages
                                                        ------    ------
------------------------                           -----------------------------


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John R. Reese
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     |_|
                                                                  (b)     |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           Not Applicable
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America

---------------------------------- -------- ------------------------------------
    NUMBER OF      7     SOLE VOTING POWER                  1,556,000
     SHARES
  BENEFICIALLY  -------- -------------------------------------------------------
    OWNED BY       8     SHARED VOTING POWER                512,602
 EACH REPORTING
   PERSON WITH  -------- -------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER             1,556,000

                -------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER           512,602

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     2,068,602

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                        |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     34.9%

---------- ---------------------------------------------------------------------
   14e     TYPE OF REPORTING PERSON
                                     IN

---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------                           -----------------------------
CUSIP No.  691217 10 3                             Page   3    of   20   Pages
                                                        ------    ------
------------------------                           -----------------------------


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lemmon Drop Enterprises, L.P.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     |_|
                                                                  (b)     |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           Not Applicable
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Georgia

---------------------------------- -------- ------------------------------------
    NUMBER OF      7     SOLE VOTING POWER                  1,500,000
     SHARES
  BENEFICIALLY  -------- -------------------------------------------------------
    OWNED BY       8     SHARED VOTING POWER
 EACH REPORTING
   PERSON WITH  -------- -------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER             1,500,000


                -------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,500,000

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                        |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     25.5%

---------- ---------------------------------------------------------------------
   14e     TYPE OF REPORTING PERSON
                                     PN

---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------                          ------------------------------
CUSIP No.  691217 10 3                            Page   4    of   20    Pages
                                                       ------    -------
------------------------                          ------------------------------


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           1996 Trust of George B. Lemmon for George B. Lemmon, Jr.,
           dated 2/28/96
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     |_|
                                                                  (b)     |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           Not Applicable
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania

---------------------------------- -------- ------------------------------------
    NUMBER OF      7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY  -------- -------------------------------------------------------
    OWNED BY       8     SHARED VOTING POWER                1,500,000
 EACH REPORTING
   PERSON WITH  -------- -------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER


                -------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER           1,500,000

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,500,000

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                        |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     25.5%

---------- ---------------------------------------------------------------------
   14e     TYPE OF REPORTING PERSON
                                     OO

---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------                          ------------------------------
CUSIP No.  691217 10 3                            Page   5    of   20    Pages
                                                       ------    -------
------------------------                          ------------------------------


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           1996 Trust of George B. Lemmon for Andreana P. Lemmon dated 2/28/96
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     |_|
                                                                  (b)     |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           Not Applicable
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania

---------------------------------- -------- ------------------------------------
    NUMBER OF      7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY  -------- -------------------------------------------------------
    OWNED BY       8     SHARED VOTING POWER                1,500,000
 EACH REPORTING
   PERSON WITH  -------- -------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER


                -------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER           1,500,000

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,500,000

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                        |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     25.5%

---------- ---------------------------------------------------------------------
   14e     TYPE OF REPORTING PERSON
                                     OO

---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------                           -----------------------------
CUSIP No.  691217 10 3                             Page   6    of   20   Pages
                                                        ------    ------
------------------------                           -----------------------------


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           1996 Trust of George B. Lemmon for Danielle B. Lemmon dated 2/28/96
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     |_|
                                                                  (b)     |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           Not Applicable
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania

---------------------------------- -------- ------------------------------------
    NUMBER OF      7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY  -------- -------------------------------------------------------
    OWNED BY       8     SHARED VOTING POWER                1,500,000
 EACH REPORTING
   PERSON WITH  -------- -------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER


                -------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER           1,500,000

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,500,000

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                        |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     25.5%

---------- ---------------------------------------------------------------------
   14e     TYPE OF REPORTING PERSON
                                     OO

---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------                          ------------------------------
CUSIP No.  691217 10 3                            Page   7    of   20    Pages
                                                       ------    -------
------------------------                          ------------------------------


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           1996 Trust of George B. Lemmon for Nadine A. Lemmon dated 2/28/96
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     |_|
                                                                  (b)     |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           Not Applicable
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania

---------------------------------- -------- ------------------------------------
    NUMBER OF      7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY  -------- -------------------------------------------------------
    OWNED BY       8     SHARED VOTING POWER                1,500,000
 EACH REPORTING
   PERSON WITH  -------- -------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER


                -------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER           1,500,000

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,500,000

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                        |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     25.5%

---------- ---------------------------------------------------------------------
   14e     TYPE OF REPORTING PERSON
                                     OO

---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------                           -----------------------------
CUSIP No.  691217 10 3                             Page    8   of    20  Pages
                                                        ------    ------
------------------------                           -----------------------------


         This Amendment No. 1 ("Amendment No. 1") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on May 4, 2001 relating to the common stock, par value $.01 per share, of Owosso Corporation, a Pennsylvania corporation.

ITEM 1.  SECURITY AND ISSUER.

         Title of Class of Equity Securities: Common Stock, par value $.01 per share

         Name of Issuer: Owosso Corporation

         Address of Issuer's Principal Executive Offices:    22543 Fisher Road
                                                             Watertown, NY 13601
ITEM 2.  IDENTITY AND BACKGROUND.

Reporting Person: John Reese

         (a) Name: John R. Reese

         (b) Business Address: Lazard Freres & Co., L.L.C.
                               30 Rockefeller Plaza
                               58th Floor
                               New York, NY 10020

         (c) Present Principal Occupation:
             Mr. Reese is a Limited Managing Director at Lazard Freres & Co., LLC where he is in the Private Clients Division, which provides investment advice to high net worth individuals.

         Mr. Reese is also the Chairman of the Board of Directors of the Issuer. The principal business of the Issuer is the manufacture of engineered component products, specifically fractional and integral horsepower motors.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding: No

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding and as a result was or is subject to an enjoinment with respect to federal or state securities laws: No

         (f) Citizenship of Reporting Person: United States of America

Reporting Person: Lemmon Drop Enterprises, L.P.
         (a) Name:                 Lemmon Drop Enterprises, L.P

                                  SCHEDULE 13D

------------------------                          ------------------------------
CUSIP No.  691217 10 3                            Page   9    of   20    Pages
                                                       ------    -------
------------------------                          ------------------------------

         (b) Business Address: c/o FGCooper
                               Duane Morris
                               4200 One Liberty Place
                               Philadelphia, PA 19103

         (c) Principal Business:
             Lemmon Drop Enterprises, L.P. is a Georgia limited partnership which was formed in February, 1996 for the purpose of managing the shares of the Issuer contributed to it by George B. Lemmon, Sr. (deceased).

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding: No

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding and as a result was or is subject to an enjoinment with respect to federal or state securities laws: No

Reporting Person:  1996 Trust of George B. Lemmon for George B. Lemmon, Jr.,
                   dated 2/28/96

         (a) Name: 1996 Trust of George B. Lemmon for George B. Lemmon, Jr., dated 2/28/96

         (b) Business Address: c/o FGCooper
                               Duane Morris
                               4200 One Liberty Place
                               Philadelphia, PA 19103

         (c) Principal Business:
             The trust holds a 1/4% general partnership interest in the Lemmon Drop Enterprises, L.P. which owns 1,500,000 shares of common stock of the Issuer.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding: No

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding and as a result was or is subject to an enjoinment with respect to federal or state securities laws: No

Reporting Person:  1996 Trust of George B. Lemmon for Andreana P. Lemmon
                   dated 2/28/96

         (a) Name: 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated 2/28/96

         (b) Business Address: c/o FGCooper
                               Duane Morris
                               4200 One Liberty Place
                               Philadelphia, PA 19103

                                  SCHEDULE 13D

------------------------                         -------------------------------
CUSIP No.  691217 10 3                           Page   10    of   20    Pages
                                                      -------    -------
------------------------                         -------------------------------

         (c) Principal Business:
             The trust holds a 1/4% general partnership interest in the Lemmon Drop Enterprises, L.P. which owns 1,500,000 shares of common stock of the Issuer.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding: No

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding and as a result was or is subject to an enjoinment with respect to federal or state securities laws: No

Reporting Person:  1996 Trust of George B. Lemmon for Danielle B. Lemmon
                   dated 2/28/96

         (a) Name: 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated 2/28/96

         (b) Business Address:     c/o FGCooper
                                   Duane Morris
                                   4200 One Liberty Place
                                   Philadelphia, PA 19103

         (c) Principal Business: The trust holds a 1/4% general partnership interest in the Lemmon Drop Enterprises, L.P. which owns 1,500,000 shares of common stock of the Issuer.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding: No

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding and as a result was or is subject to an enjoinment with respect to federal or state securities laws: No

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Reporting Person:  John Reese
         Mr. Reese is the executor of the estate of George B. Lemmon, a deceased shareholder. As a result of his qualification as the executor of Mr. Lemmon's estate on February 22, 2001, Mr. Reese acquired beneficial ownership of 535,927 shares by virtue of acquiring voting and dispositive power over those shares. On July 1, 2002, the shares were distributed to a beneficiary of Mr. Lemmon's estate. As a result of the distribution, Mr. Reese is no longer the beneficial owner of those 535,927 shares.

         Of the other shares beneficially owned by Mr. Reese, 1,500,000 are owned by a limited partnership of which four trusts are the general partners. Mr. Reese is the trustee of each of the four trusts. Mr. Reese has no pecuniary interest in the limited partnership's shares.

Reporting Person: Lemmon Drop Enterprises, L.P. Lemmon Drop Enterprises, L.P., a Georgia limited partnership, received 1,500,000 shares of the Issuer upon its organization by George B. Lemmon in February, 1996. The general partners of the limited partnership are four trusts created by George B. Lemmon on February 28, 1996. Each of the trusts owns a

                                  SCHEDULE 13D

------------------------                         -------------------------------
CUSIP No.  691217 10 3                           Page   11    of   20    Pages
                                                      -------    -------
------------------------                         -------------------------------

         1/4% general partnership interest in the Lemmon Drop Enterprises, L.P. John Reese is the trustee of each of the four trusts and functions as the general partner of the limited partnership.

Reporting Person: 1996 Trust of George B. Lemmon for George B. Lemmon, Jr., dated 2/28/96 The 1996 Trust of George B. Lemmon for George B. Lemmon, Jr., dated 2/28/96 is one of four trusts which were funded with a 1/4% general partnership interest in the Lemmon Drop Enterprises, L.P. The four trusts are the only general partners of the Lemmon Drop Enterprises, L.P. and John Reese, the trustee of each of the four trusts, functions as the general partner of the Lemmon Drop Enterprises, L.P.

Reporting Person: 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated
         2/28/96 The 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated 2/28/96 is one of four trusts which were funded with a 1/4% general partnership interest in the Lemmon Drop Enterprises, L.P. The four trusts are the only general partners of the Lemmon Drop Enterprises, L.P. and John Reese, the trustee of each of the four trusts, functions as the general partner of the Lemmon Drop Enterprises, L.P.

Reporting Person: 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated
         2/28/96 The 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated 2/28/96 is one of four trusts which were funded with a 1/4% general partnership interest in the Lemmon Drop Enterprises, L.P. The four trusts are the only general partners of the Lemmon Drop Enterprises, L.P. and John Reese, the trustee of each of the four trusts, functions as the general partner of the Lemmon Drop Enterprises, L.P.

Reporting Person: 1996 Trust of George B. Lemmon for Nadine A. Lemmon dated
         2/28/96 The 1996 Trust of George B. Lemmon for Nadine A. Lemmon dated 2/28/96 is one of four trusts which were funded with a 1/4% general partnership interest in the Lemmon Drop Enterprises, L.P. The four trusts are the only general partners of the Lemmon Drop Enterprises, L.P. and John Reese, the trustee of each of the four trusts, functions as the general partner of the Lemmon Drop Enterprises, L.P.

ITEM 4.  PURPOSE OF TRANSACTION.
Reporting Person: John Reese
         All Common Stock beneficially owned by Mr. Reese is for the purpose of investment. In his capacity as the beneficial owner of the shares, Mr. Reese does not have any plan or proposal which relates to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                                  SCHEDULE 13D

------------------------                          ------------------------------
CUSIP No.  691217 10 3                            Page   12   of   20    Pages
                                                       ------    -------
------------------------                          ------------------------------

         (d) any material change in the present capitalization or dividend policy of the Issuer;

         (e) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) except as described in Item 3 hereof, any change in the Issuer's Charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer Quotation System of a registered national securities association;

         (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  any action similar to any of those enumerated above.

         The foregoing statement is made in Mr. Reese's capacity as a shareholder. Mr. Reese currently serves as the Chairman of the Board of Directors of the Issuer. The foregoing statement in this Item 4 does not address any action which may be taken by the Board of Directors of the Issuer.

Reporting Person: Lemmon Drop Enterprises, L.P.
         All Common Stock beneficially owned by the Lemmon Drop Enterprises, L.P. is for the purpose of investment. Lemmon Drop Enterprises, L.P. does not have any plan or proposal which relates to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (d) any material change in the present capitalization or dividend policy of the Issuer;

         (e) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) except as described in Item 3 hereof, any change in the Issuer's Charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                                  SCHEDULE 13D

------------------------                         -------------------------------
CUSIP No.  691217 10 3                           Page   13    of   20    Pages
                                                      -------    -------
------------------------                         -------------------------------

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer Quotation System of a registered national securities association;

         (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  any action similar to any of those enumerated above.

Reporting Person: 1996 Trust of George B. Lemmon for George B. Lemmon, Jr., dated 2/28/96
         All Common Stock beneficially owned by the 1996 Trust of George B. Lemmon for George B. Lemmon, Jr., dated 2/28/96 is for the purpose of investment. The trust does not have any plan or proposal which relates to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (d) any material change in the present capitalization or dividend policy of the Issuer;

         (e) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) except as described in Item 3 hereof, any change in the Issuer's Charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer Quotation System of a registered national securities association;

         (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  any action similar to any of those enumerated above.

Reporting Person: 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated
         2/28/96
         All Common Stock beneficially owned by the 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated 2/28/96 is for the purpose of investment. The trust does not have any plan or proposal which relates to or would result in:

                                  SCHEDULE 13D

------------------------                         -------------------------------
CUSIP No.  691217 10 3                           Page   14    of   20    Pages
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         (a)  the acquisition by any person of additional securities of the
              Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (d) any material change in the present capitalization or dividend policy of the Issuer;

         (e) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) except as described in Item 3 hereof, any change in the Issuer's Charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer Quotation System of a registered national securities association;

         (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  any action similar to any of those enumerated above.

Reporting Person: 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated
         2/28/96
         All Common Stock beneficially owned by the 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated 2/28/96 is for the purpose of investment. The trust does not have any plan or proposal which relates to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (d) any material change in the present capitalization or dividend policy of the Issuer;

                                  SCHEDULE 13D

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CUSIP No.  691217 10 3                           Page   15    of   20    Pages
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         (e)  any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;


         (g) except as described in Item 3 hereof, any change in the Issuer's Charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer Quotation System of a registered national securities association;

         (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  any action similar to any of those enumerated above.

Reporting Person: 1996 Trust of George B. Lemmon for Nadine A. Lemmon dated
         2/28/96
         All Common Stock beneficially owned by the 1996 Trust of George B. Lemmon for Nadine A. Lemmon dated 2/28/96 is for the purpose of investment. The trust does not have any plan or proposal which relates to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (d) any material change in the present capitalization or dividend policy of the Issuer;

         (e) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) except as described in Item 3 hereof, any change in the Issuer's Charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer Quotation System of a registered national securities association;

         (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                                  SCHEDULE 13D

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CUSIP No.  691217 10 3                           Page   16    of   20    Pages
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         (j)  any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
Reporting Person:  John Reese
         (a) Aggregate Number and Percentage of Common Stock Mr. Reese is the beneficial owner of 2,068,602 shares of Common Stock which is 34.9% of the outstanding shares of Common Stock of the Issuer.

         (b)  Number of Shares as to Which the Reporting Person has:

              (i) Sole Power to Vote or Direct the Vote: 1,556,000

              (ii) Shared Power to Vote or to Direct the Vote: 512,602

              (iii) Sole Power to Dispose or to Direct the Disposition:
              1,556,000

              (iv) Shared Power to Dispose or Direct the Disposition: 512,602

         (c) Transactions Effected by the Reporting Person During the Past Sixty Days: The 535,927 shares held by the Estate of George B. Lemmon, Sr. were distributed to one of the beneficiaries of the estate. As a result of the distribution, Mr. Reese, the executor of the estate, is no longer the beneficial owner of those 535,927 shares.

         (d)  Not Applicable

         (e)  Not Applicable

Reporting Person:  Lemmon Drop Enterprises, L.P.
         (a)  Aggregate Number and Percentage of Common Stock
              The Lemmon Drop Enterprises L.P. is the beneficial owner of 1,500,000 shares of Common Stock which is 25.5% of the outstanding shares of Common Stock of the Issuer.

         (b)  Number of Shares as to Which the Reporting Person has:

              (i) Sole Power to Vote or Direct the Vote: 1,500,000

              (ii) Shared Power to Vote or to Direct the Vote:

              (iii) Sole Power to Dispose or to Direct the Disposition:
              1,500,000

              (iv) Shared Power to Dispose or Direct the Disposition:

         (c) Transactions Effected by the Reporting Person During the Past Sixty Days: None

         (d)  Not Applicable

         (e)  Not Applicable

Reporting Person: 1996 Trust of George B. Lemmon for George B. Lemmon, Jr., dated 2/28/96

         (a)  Aggregate Number and Percentage of Common Stock

                                  SCHEDULE 13D

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CUSIP No.  691217 10 3                              Page   17   of   20  Pages
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The 1996 Trust of George B. Lemmon for George B. Lemmon, Jr., dated 2/28/96 is the beneficial owner of 1,500,000 shares of Common Stock which is 25.5% of the outstanding shares of Common Stock of the Issuer.

         (b)  Number of Shares as to Which the Reporting Person has:

              (i) Sole Power to Vote or Direct the Vote:

              (ii) Shared Power to Vote or to Direct the Vote: 1,500,000

              (iii) Sole Power to Dispose or to Direct the Disposition:

              (iv) Shared Power to Dispose or Direct the Disposition: 1,500,000

         (c) Transactions Effected by the Reporting Person During the Past Sixty Days: None

         (d)  Not Applicable

         (e)  Not Applicable

Reporting Person:  1996 Trust of George B. Lemmon for Andreana P. Lemmon
                   dated 2/28/96

         (a) Aggregate Number and Percentage of Common Stock The 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated 2/28/96 is the beneficial owner of 1,500,000 shares of Common Stock which is 25.5% of the outstanding shares of Common Stock of the Issuer.

         (b)  Number of Shares as to Which the Reporting Person has:

              (i) Sole Power to Vote or Direct the Vote:

              (ii) Shared Power to Vote or to Direct the Vote: 1,500,000

              (iii) Sole Power to Dispose or to Direct the Disposition:

              (iv) Shared Power to Dispose or Direct the Disposition: 1,500,000

         (c) Transactions Effected by the Reporting Person During the Past Sixty Days: None

         (d)  Not Applicable

         (e)  Not Applicable

Reporting Person:  1996 Trust of George B. Lemmon for Danielle B. Lemmon
                   dated 2/28/96

         (a) Aggregate Number and Percentage of Common Stock The 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated 2/28/96 is the beneficial owner of 1,500,000 shares of Common Stock which is 25.5% of the outstanding shares of Common Stock of the Issuer.

                                  SCHEDULE 13D


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CUSIP No.  691217 10 3                             Page   18  of   20    Pages
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         (b)  Number of Shares as to Which the Reporting Person has:

              (i) Sole Power to Vote or Direct the Vote:

              (ii) Shared Power to Vote or to Direct the Vote: 1,500,000

              (iii) Sole Power to Dispose or to Direct the Disposition:

              (iv) Shared Power to Dispose or Direct the Disposition: 1,500,000

         (c) Transactions Effected by the Reporting Person During the Past Sixty Days: None

         (d)  Not Applicable

         (e)  Not Applicable

Reporting Person:  1996 Trust of George B. Lemmon for Nadine A. Lemmon
                   dated 2/28/96

         (a) Aggregate Number and Percentage of Common Stock The 1996 Trust of George B. Lemmon for Nadine A. Lemmon dated 2/28/96 is the beneficial owner of 1,500,000 shares of Common Stock which is 25.5% of the outstanding shares of Common Stock of the Issuer.

         (b)  Number of Shares as to Which the Reporting Person has:

              (i) Sole Power to Vote or Direct the Vote:

              (ii) Shared Power to Vote or to Direct the Vote: 1,500,000

              (iii) Sole Power to Dispose or to Direct the Disposition:

              (iv) Shared Power to Dispose or Direct the Disposition: 1,500,000

         (c) Transactions Effected by the Reporting Person During the Past Sixty Days: None

         (d)  Not Applicable

         (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reporting Person: John Reese
                  None

Reporting Person:  Lemmon Drop Enterprises, L.P.
                   None

Reporting Person:  1996 Trust of George B. Lemmon for George B. Lemmon, Jr.,
                   dated 2/28/96
                   None

Reporting Person:  1996 Trust of George B. Lemmon for Andreana P. Lemmon
                   dated 2/28/96
                   None

                                  SCHEDULE 13D

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CUSIP No.  691217 10 3                           Page   19    of   20    Pages
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Reporting Person:  1996 Trust of George B. Lemmon for Danielle B. Lemmon
                   dated 2/28/96
                   None

Reporting Person:  1996 Trust of George B. Lemmon for Nadine A. Lemmon
                   dated 2/28/96
                   None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Reporting Person:  John Reese
                   None

Reporting Person:  Lemmon Drop Enterprises, L.P.
                   None

Reporting Person:  1996 Trust of George B. Lemmon for George B. Lemmon, Jr.,
                   dated 2/28/96
                   None

Reporting Person:  1996 Trust of George B. Lemmon for Andreana P. Lemmon
                   dated 2/28/96
                   None

Reporting Person:  1996 Trust of George B. Lemmon for Danielle B. Lemmon
                   dated 2/28/96
                   None

Reporting Person:  1996 Trust of George B. Lemmon for Nadine A. Lemmon
                   dated 2/28/96
                   None


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 16, 2002                                 /s/ John Reese
                                                    ----------------------------
                                                    John Reese, an individual





1996 Trust of George B. Lemmon for         1996 Trust of George B. Lemmon for
George B. Lemmon , Jr. dated 2/28/96       Andreana P. Lemmon dated 2/28/96

By:            /s/ John Reese              By:            /s/ John Reese
         ---------------------------              ------------------------------
         John Reese                               John Reese
         Its:  Trustee                            Its:  Trustee

                                  SCHEDULE 13D


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CUSIP No.  691217 10 3                           Page   20    of   20    Pages
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1996 Trust of George B. Lemmon for
Danielle B. Lemmon dated 2/28/96


By:            /s/ John Reese             Lemmon Drop Enterprises, L.P.
         ---------------------------      1996 Trust of George B. Lemmon for
         John Reese                       Danielle B. Lemmon dated 2/28/96,
         Its:  Trustee                    General Partner

1996 Trust of George B. Lemmon for        By:             /s/ John Reese
Nadine A. Lemmon dated 2/28/96                    ------------------------------
                                                  John Reese
By:            /s/ John Reese                     Its:  Trustee
         ---------------------------
         John Reese
         Its:  Trustee




Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).